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                                            UNITED STATES SECURITIES AND EXCHANGE COMMISSION             OMB APPROVAL
           FORM 3                                     Washington, D.C.  20549                            OMB Number: 3235-0104
-----------------------------                                                                            Expires:  December 31, 2001
                                                                                                         Estimated average burden
                                                                                                         hours per response......0.5
                                      INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES


                Filed-pursuant to Section 16(a) of the Securities Act of 1934, Section 17(a) of the Public Utility
                        Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940
Print or Type Responses)
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1.  Name and Address of Reporting Person*      2.  Date of Event           4.  Issuer Name and Ticker or Trading Symbol
                                                   Requiring Statement
J.P. Morgan  & Co. Incorporated                    (Month/Day/Year)            Symphonix Devices, Inc. ("SMPX")
----------------------------------------------                             ---------------------------------------------------------
    (Last)        (First)         (Middle)         November 10, 2000       5.  Relationship of Reporting Person(s) to Issuer
                                               ---------------------------                (Check all applicable)
                                               3.  I.R.S. Identification             Director                 10% Owner
                                                   Number of Reporting          -----                   -----
           60 Wall Street                          Person, if an entity              Officer (give        X   Other (specify
                                                   (voluntary)                  -----     title below)  ------          below)
----------------------------------------------
               Street                              13-2625764                      ---------------------------------------

New York      New York         10260-0060
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(City)        (State)             (Zip)

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6.  If Amendment, Date of
    Original (Month/Day/ Year)
    November 14, 2000
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7.  Individual or Joint/Group
    Filing (check Applicable Line)
    X  Form filed by One Reporting Person
    --
       Form filed by More than One Reporting Person
    --
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1.  Title of Security               2.  Amount of Securities      3.  Ownership        4.  Nature of Indirect Beneficial Ownership
    (Instr. 4)                          Beneficially Owned            From:  Direct        (Instr. 5)
                                        (Instr. 4)                    (D) or Indirect
                                                                      (I)  (Instr. 5)
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Common Stock, $0.001 par value            2,460,630                          I              See Note 1

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  Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.
  * If the form is filed by more than one reporting person, see Instruction 5(b)(v).

                                Potential  persons  who  are to  respond  to the
                                collection of information contained in this form
                                are  not required  to respond  unless the form
                                displays a currently valid OMB Number.
                                                                                                                      SEC 1473(3-99)
                                                                                                                              Page 1


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FORM 3 (continued)           Table II-- Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

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1.  Title of Derivative Security         2.  Date Exer-           3.  Title and Amount of Securities Underlying   4.  Conversion
    (Instr. 4)                               cisable and              Derivative Security                             or
                                             Expiration Date          (Instr. 4)                                      Exercise
                                             (Month/Day/Year)                                                         Price of
                                                                                                                      Deri-
                                                                                                                      vative
                                                                                                                      Security

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                                                                                                     Amount
                                         Date          Expira-                                       or
                                         Exer-         tion                     Title                Number
                                         cisable       Date                                          of
                                                                                                     Shares
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Put Equivalent Derivative Security         11/10/00     11/10/02  Common Stock, $0.001 par value     See Note 2       See Note 2
                                                                                                       below          below
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5. Owner-      6.  Name of Indirect
   ship            Beneficial Ownership
   Form of         (Instr. 5)
   Deriv-
   ative
   Security:
   Direct
   (D) or
   Indirect
   (I)
   (Instr. 5)
----------------------------------------
      I             See Note 1 below
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   Explanation of Responses:

(1) Held by J.P. Morgan Capital, L.P., a limited partnership of which J.P. Morgan Capital Corporation is the general partner.
J.P. Morgan Capital  Corporation is a wholly owned subsidiary of J.P. Morgan & Co.  Incorporated.  As a result,  J.P. Morgan & Co.
Incorporated may be deemed to have an indirect pecuniary interest in the shares held by J.P. Morgan Capital, L.P.

(2) In the event that the market price of Symphonix Devices, Inc. ("Symphonix") declines,  Symphonix may be required to issue additional  shares of Common Stock to investors,  including J.P.  Morgan  Capital,  L.P., at no additional cost to those investors pursuant to a purchase price adjustment.  The purchase price adjustment allows the investors, at any time until November 10, 2002, to calculate an adjusted per share purchase price equal to the average closing market price of the Common Stock as reported on the
Nasdaq National Market for the thirty-three (33) consecutive trading days immediately preceding the date of the adjustment.  Those investors who desire to participate in this purchase price adjustment will receive  additional shares of Common Stock equal to the difference between the number of shares which each investor could have purchased based on the adjusted per share purchase price at the investor's  original  investment  amount and the number of shares  originally  purchased.  Each investor may  participate in a purchase price adjustment only once during the two-year period.

                                                           /s/ Travis F. Epes                               December 18, 2000
                                                          --------------------------------------     -------------------------------
                                                            **Signature of Reporting Person                       Date
**  Intentional misstatements or omissions of facts
    constitute Federal Criminal Violations.
    See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:    File three copies of this Form, one of which must be manually signed.  If space provided is insufficient,
         See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not                        Page 2
required to respond unless the form displays a currently valid OMB Number.

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